UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020.

Commission File Number 333-225028

JMAX INTERNATONAL LIMITED

(Translation of registrant’s name into English)

OFFICE 08 ON 22ND FLOOR, CHINA SHIPBUILDING TOWER,

NO. 650 CHEUNG SHA WAN ROAD, KOWLOON, HONG KONG.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

On May 4, 2020, JMax International Limited (the “Company”), through its subsidiary, Grand World Pro Limited, entered into a new lease agreement with Great Honest Creation Limited (“Landlord”) to lease the premises at Office 08 on 22nd Floor, China Shipbuilding Tower, No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong (the “Premises”). The term of the lease is from May 4, 2020 through May 31, 2022 and provides for a monthly rent of HK$18,700, approximately $2,412 (excluding a management fee of HK$1,997, approximately $258). The Company will enjoy a rent-free lease from May 4, 2020 through May 31, 2020. The Premises shall henceforth be the location of the Company’s headquarters.

The foregoing description of the lease agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein.

Exhibits.

Exhibit
Number	Description

1.1	Lease Agreement, dated May 4, 2020, between the Landlord and Grand World Pro Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMAX INTERNATIONAL LIMITED

Date: May 27, 2020	By:	/s/ Chee Boon Chiew
	Name:	Chee Boon Chiew
	Title:	Chairman and Chief Executive Officer